VIA EDGAR

February 19, 2010

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Gran Tierra Energy Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 File No. 001-34018

Dear Mr. Hiller:

On behalf of Gran Tierra Energy Inc. (“Gran Tierra” or the “Company”) we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 12, 2010 with respect to Gran Tierra’s Form 10-K listed above (the “Comment”).  The Comment has been replicated in italics below for the Staff’s convenience.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 6 – Share Capital, page 98

1.           We note your response to prior comments 1 and 2, regarding your valuation of the warrant modifications, and after considering the specific facts and circumstances surrounding the satisfaction of your liquidated damage liability with the participating shareholders, we believe that you will need to correct your valuation of the warrant modifications to use assumptions that are consistent with those underlying your valuation of other stock-based compensation.

However, we will not object if you wish to rely upon the guidance of footnote 1 of APB 26 in characterizing that portion of the liability derecognized in excess of the fair value of the warrant modification as a contribution of capital, although under this scenario that activity in your statements of stockholders’ equity and the information in your financial statement disclosures will need to be consistent with this conclusion.

We understand that you do not believe these changes would be sufficiently material to require an amendment to your Form 10-K for the fiscal year ended December 31, 2008. Therefore, in your Form 10-K for the fiscal year ended December 31, 2009, you should revise your statements of stockholders’ equity to record the $4.3 million difference between the fair value of the liability and the fair value of the warrant modifications that you calculated to additional paid in capital rather than to warrants, and you should disclose the reasons for this adjustment and details about correcting your valuation.

300, 611-10th Avenue SW, Calgary, Alberta, Canada          (403) 265-3221 Fax (403) 265-3242          www.grantierra.com

Your revised disclosure should explain why you believe the excess is appropriately characterized as a capital contribution from the investors, and it should describe how you determined the fair value of the warrants before and after the modifications, including reference to the underlying inputs used in your Black-Scholes calculations. Please submit all of the revisions that you propose to address the various points.

Gran Tierra’s Response

Gran Tierra acknowledges the Staff’s guidance and proposes the following disclosure to be included in our Form 10-K for the fiscal year ended December 31, 2009 Note 6 – Share Capital:

Registration Rights Payments - Restatement

In June, 2006, the Company sold an aggregate of 50 million units of its securities at a price of $1.50 per unit in a private offering for gross proceeds of $75 million, pursuant to three separate Securities Purchase Agreements, dated June 20, 2006, and one Securities Purchase Agreement, dated June 30, 2006 (collectively, the “2006 Offering”).  Each unit comprised one share of Gran Tierra’s common stock and one warrant to purchase one-half of a share of Gran Tierra’s common stock at an exercise price of $1.75 with a term of five years.  As a result of the 2006 Offering, 50 million shares of Gran Tierra’s common stock were issued.  In connection with the issuance of these securities, Gran Tierra entered into four separate Registration Rights Agreements with the investors pursuant to which Gran Tierra agreed to file a registration statement with the SEC permitting the public resale of the shares and warrants (and shares issuable upon exercise of the warrants) issued to the investors in the 2006 Offering by November 17, 2007 and failure to do so would result in liquidated damages.  The registration statement filed by Gran Tierra with the SEC to satisfy its obligations under the Registration Rights Agreements was declared effective by the SEC on May 14, 2007.  As of that date, Gran Tierra had accrued $8.6 million in liquidated damages under the Registration Rights Agreements. The $8.6 million of liquidated damages was recorded as an expense in the consolidated statement of operations in the amounts of $7.4 million for the year ended December 31, 2007, and $1.3 million in the fourth quarter of 2006, with a corresponding liability recorded on the consolidated balance sheet.

On June 27, 2007, pursuant to the terms of the Registration Rights Agreements, the Company obtained a sufficient number of consents from the signatories to the Registration Rights Agreements waiving Gran Tierra’s obligation to pay in cash the accrued liquidated damages.  In exchange for amending the Registration Rights Agreements whereby the holders waived their rights to a cash payment, the Company agreed to amend the terms of the warrants issued in the 2006 Offering by reducing the exercise price of the warrants to $1.05 and extending the life of the warrants by one year.  The revised fair value of the warrants was determined by Gran Tierra using a Black-Scholes option pricing model using inputs similar to those used for the Company’s stock based compensation awards except that, instead of an historical volatility rate, Gran Tierra used a 25% volatility rate, which Gran Tierra believed at the time reflected a typical volatility rate used to value this type of financial instrument, and resulted in the fair value of the modified warrants being equivalent to the amount of the liquidated damages ultimately waived by the parties to the Registration Rights Agreements.  As a result, $8.6 million was credited to warrants on the consolidated balance sheet.

The Company had previously reported this fair value of the modified warrants in its audited financial statements for the fiscal years ended December 31, 2007 and December 31, 2008 and its unaudited financial statements for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009.

In the fourth quarter of 2009, the Company determined that the previously disclosed basis for determining the valuation of the warrant modification was inconsistent with the inputs used in the Black-Scholes option pricing model to determine the fair value of the Company’s stock based compensation awards.  As a result, Gran Tierra determined in 2009 to change its methodology which resulted in the fair value of the Company’s modified warrants (using the Black-Scholes option pricing model utilized by the Company for its stock based compensation awards) equaling $4.2 million (rather than $8.6 million).  As a result, $4.4 million (the excess of the liquidated damages settled over the fair value of the amendment to the warrants) has been restated as a decrease in warrants with a corresponding increase in additional paid-in capital as at June 27, 2007.  The Company has recorded this excess as an equity transaction as it relates to the extinguishment of debt with a related party since the parties to the Registration Rights Agreements comprised over 50 percent of the outstanding shareholdings of the Company at the time of the transaction involving the amendment of the Registration Rights Agreements (which agreements provided that amendments to the Registrations Rights Agreements would be decided by a majority of the then outstanding registrable shares, as defined in the agreements).

The inputs used in the Black-Scholes option pricing model to determine the change in the fair value of the modified warrants contemplated by the amendment to the Registration Rights Agreements are as follows:

	Immediately Before Modification		Immediately Subsequent to Modification
Common share price (closing price June 26, 2007)		$1.33		$1.33
Exercise price		$1.75		$1.05
Dividend yield (per share)	$	nil	$	nil
Volatility		100%		100%
Risk-free interest rate		4.69%		4.67%
Expected term		4 years		5 years
Estimated forfeiture percentage (per year)		0%		0%

Additionally, the Statement of Shareholders Equity included in our Form 10-K for the year ended December 31, 2009 will include the following reference “ Restated – Note 6” beside the relevant restated financial statement line item amounts.

* * * *

In addition, Gran Tierra Energy Inc. acknowledges:

•	Gran Tierra is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gran Tierra may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (403) 265-3221, ext. 230, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Gran Tierra Energy Inc.

By:       /s/ Martin Eden
Martin Eden
Chief Financial Officer

cc:      Dana Coffield – Chief Executive Officer and President
Nancy H. Wojtas, Esq.